May 21, 2013

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed December 19, 2012
Form 10-Q for the Quarterly Period Ended January 31, 2013
File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Systems, Inc. (the “Company”, “VeriFone”, “we”, “our”, or “us”), and responds to your letter, dated May 7, 2013, transmitting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing. The following represents our responses to your comments. For your ease of reference, we have included the text of your original comments in bold text below, followed by our responses.

In response to certain comments, we have noted that we will make changes to disclosures in future filings. We are doing so in order to address the Staff’s views in a constructive manner and not because we believe our prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Form 10-K for the Fiscal Year Ended October 31, 2012

Notes to Consolidated Financial Statements

Note 1. Principles of Consolidation and Summary of Significant Accounting Policies Goodwill, page 92

Staff Comment No. 1:

We note your response to prior comment 3 where you describe in further detail, how you allocate goodwill to reporting units. Please revise your policy disclosure in future filings to provide information similar to that included in your response.

Patrick Gilmore

Response to Comment No. 1:

We confirm to the Staff that in future filings we will provide information similar to that included in our response to prior comment 3 regarding how we allocate goodwill to reporting units.

Form 10-Q for the Quarterly Period Ended January 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

System Solutions Net Revenues, page 42

Staff Comment No. 2:

We note your disclosure indicating that you “adjusted the mix of the distributors used for the Middle East and Africa region, including increasing sales volume with certain distributors and terminating business activities with one distributor” and as a result, collectibility was not reasonably assured for certain of these distributors. Please explain in further detail the nature of the adjustments to the mix of distributors and how these adjustments impacted your assessment of collectibility including whether there were changes to your customary payment terms.

Response to Comment No. 2:

We respectfully advise the Staff that we depend primarily on third party distributors, which serve as our distribution channels, for our business in the Middle East and Africa (“MEA”) region. Because the MEA region is an emerging market for our products and solutions, typically, development of a distribution channel in the MEA region can take several months or longer.

For our fiscal quarter ended January 31, 2013, we ceased business activities with one of our distributors for the MEA region as described further in our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2013. We also shifted our focus on business opportunities for the MEA region to other distributors, including a U.K.-based distributor seeking to expand its business activities into the MEA region and a UAE-based distributor seeking to expand its existing MEA business activities. While these represented opportunities for us in the MEA region, as described below, we determined under our normal practices and policies that collectability was not reasonably assured for the shipments to these two distributors during the quarter ended January 31, 2013.

Patrick Gilmore

In accordance with U.S. GAAP and our policies, we assess whether collectability is reasonably assured for revenue recognition purposes at the outset of an arrangement. In our assessment we typically consider information such as the customer’s payment and business history, credit ratings, financial statements, financial forecasts, availability of lines of credit and availability of letters of credit or other guarantees of financial obligations. During the quarter ended January 31, 2013, the U.K.-based distributor was only in the early stages of expanding its business activities into the MEA region and the distributor had no established business in the MEA region prior to its recent expansion plans. This distributor had been one of our distributors for the U.K. and Ireland and its plans to expand into the MEA region with our products represented an opportunity for us to grow our MEA business. Our shipments to this distributor during the quarter ended January 31, 2013 were our first shipments to this distributor for its expansion into the MEA region. Because the distributor was in the early stages of building its customer base for the MEA region, we determined that there was risk that the distributor would delay payments until it had established an initial end user base and flow of transactions and that there was risk of non-payment in the event that the distributor was not successful in establishing its business in the region. Based on our assessment of collectability for these shipments, which considered a number of factors, including the status of such distributor’s planned MEA expansion, its financial wherewithal for its existing and planned business activities and its overall creditworthiness at the outset for these shipments, we concluded that collectability was not reasonably assured.

The UAE-based distributor, a regional distributor of electronic payment hardware, software and services for us and other solutions providers, has been one of our existing distributors for the MEA region and recently has been seeking to expand its business for our products in the region. During the quarter ended January 31, 2013, we received significantly larger than normal order volumes from this distributor as part of its plans to expand its business activities in the MEA region. In reviewing the distributor’s expansion plans, we noted that the plans depended significantly on such distributor’s ability to secure additional end customers and to increase volumes with its existing customers and dealers. We also noted that the distributor is in the early stages of implementing these expansion plans. While our continued business with this distributor represents an opportunity for growth in the MEA region, in assessing the arrangement, we determined that there was risk that the distributor would delay payments until it had established increased flow of transactions with its existing end user base and with new customers and dealers, and that there was risk of non-payment in the event that the distributor was not successful in expanding its business in the region. Taking into account the foregoing factors and based on our assessment of the distributor’s financial wherewithal at the outset of the arrangement relative to its business plans, we concluded that collectability was not reasonably assured.

Our assessment of collectability for the foregoing was consistent with our normal practice and our credit and revenue recognition policies, which remained unchanged.

Patrick Gilmore

We further respectfully advise the Staff that we did not make changes to our customary payment terms.

*******

In responding to the Staff’s comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me by telephone (408-232-7299), facsimile (408-232-7841) or email (marc.rothman@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Marc E. Rothman
Marc E. Rothman
Executive Vice President and Chief Financial Officer
VeriFone Systems, Inc.

cc:	David Edgar, Staff Accountant
(Securities & Exchange Commission)

Richard McGinn, Interim Chief Executive Officer
Albert Liu, EVP, Corporate Development & General Counsel
(VeriFone Systems, Inc.)

Jeff Lang
Matthew Dale
(Ernst & Young, LLP)

Scott D. Miller
Sarah P. Payne
(Sullivan & Cromwell LLP)